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                                  EXHIBIT 20.1


            CHIEF FINANCIAL OFFICER OF CALIFORNIA AMPLIFIER TO RESIGN

         Camarillo, CA - June 8, 2001 - California Amplifier (Nasdaq: CAMP) today announced that Michael Ferron has advised the Company of his intention to resign his positions as Vice President of Finance, Chief Financial Officer and Corporate Secretary. A search for a replacement is underway and Mr. Ferron will assist in the transition of a newly appointed Chief Financial Officer.

         Fred Sturm, Chief Executive Officer, commented "During Michael's eleven year tenure with California Amplifier the Company grew from $11 million in annual revenues to $125 million. Michael has been instrumental in assisting the Company to achieve its growth objectives."

         California Amplifier designs, markets and manufactures a broad line of integrated microwave fixed point solutions used primarily in conjunction with satellite video and terrestrial broadband applications. The Company's wireless access business unit designs and markets integrated reception and two-way transmission fixed wireless solutions for video, voice, data, telephony and networking applications. The satellite business unit designs and markets reception components for the worldwide DBS television market as well as a full line of consumer and commercial products for video and data reception. Micro Pulse, a consolidated 50.5% ownership investment, designs, markets and manufactures antennas for a broad range of wireless applications. California Amplifier is an ISO 9001 certified Company. For additional information, visit California Amplifier's web site at www.calamp.com.

         Forward-looking statements in this press release are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995 and reflect the Company's current views with respect to future events and are subject to certain risks and uncertainties, including, without limitation, Employee status, recruiting, litigation and related matters, and other risks and uncertainties that are detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission, copies of which may be obtained from the Company upon request. Such risks and uncertainties could cause actual results to differ materially from historical results or those anticipated. Although the Company believes the expectations reflected in its forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


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For more information contact:
Fred Sturm
Chief Executive Officer
California Amplifier, Inc.
805/987-9000
E-mail: INVESTOR RELATIONS